Exhibit 12.0
COOPER INDUSTRIES, LTD.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollar Amounts in Thousands)
(Unaudited)

	Year Ended December 31,
	2008		2007		2006		2005		2004
Interest Expense	$70,400		$51,000		$51,500		$64,800		$68,100

Estimated Interest Portion of Rent Expense	14,058		12,132		10,168		10,583		11,666

Fixed Charges	$84,458		$63,132		$61,668		$75,383		$79,766

Income From Continuing Operations Before Income Taxes	$807,200		$826,200		$647,700		$495,000		$428,500

Add: Fixed Charges	84,458		63,132		61,668		75,383		79,766

Less: Equity in (Earnings) Losses of 50% or Less Owned Companies	7,765		(265)		(724)		(1,328)		(2,903)

Earnings Before Fixed Charges	$899,423		$889,067		$708,644		$569,055		$505,363

Ratio of Earnings to Fixed Charges	10.6	x	14.1	x	11.5	x	7.5	x	6.3	x